FOR IMMEDIATE RELEASE	TSX:SLW
August 11, 2015	NYSE:SLW

SILVER WHEATON DECLARES
THIRD QUARTERLY DIVIDEND PAYMENT FOR 2015

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that its Board of Directors has declared its third quarterly cash dividend payment for 2015 of US$0.05 per common share.

Third Quarterly Dividend

The third quarterly cash dividend of US$0.05 will be paid to holders of record of Silver Wheaton common shares as of the close of business on August 26, 2015, and will be distributed on or about September 4, 2015.

Under the Company’s dividend policy, the quarterly dividend per common share will be equal to 20% of the average cash generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. For the purposes of this third quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company’s website at www.silverwheaton.com, accessible by quick links directly from the home page, and can also be found in the ‘investors’ section, under the ‘dividends’ tab.

Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at:

https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, Canada V6C 2X8.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces1, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces1, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Vale’s Salobo mine and Hudbay’s Constancia project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests, Silver Wheaton’s confidence in its business structure, Silver Wheaton’s response to the Proposal, the potential reassessment of Silver Wheaton’s tax filings by the CRA, Silver Wheaton’s position relating to any dispute with the CRA, the estimate of potential taxes, penalties and interest payable to the CRA, the impact of potential taxes, penalties and interest payable to the CRA, Silver Wheaton’s intention to defend potential reassessments if issued by the CRA, Silver Wheaton’s view of its tax filing positions, possible audits for taxation years subsequent to 2010, Silver Wheaton’s intention to file future tax returns in a manner consistent with previous filings, the length of time it would take to resolve the Proposal or an objection to any reassessment, and assessments of the impact and resolution of various legal and tax matters, including current legal proceedings before the courts.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations

1 Silver equivalent production forecast assumes a gold/silver ratio of 72:1 of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results,  level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules, , Silver Wheaton’s interpretation of, or compliance with, tax laws, and regulations or accounting policies and rules is found to be incorrect, Silver Wheaton’s operations or ability to enter into precious metal purchase agreements is materially impacted as a result of any reassessment, any challenge by the CRA of Silver Wheaton’s tax filings is successful and the potential negative impact to Silver Wheaton’s previous and future tax filings, the tax impact to Silver Wheaton’s business operations is materially different than currently contemplated, any reassessment of Silver Wheaton’s tax filings and the continuation or timing of any such process is outside Silver Wheaton’s control, any requirement to pay reassessed tax, Silver Wheaton is not assessed taxes on the foreign subsidiary’s income on the same basis that it pays taxes on its Canadian income, interest and penalties will have an adverse impact on the financial position of Silver Wheaton, litigation risk associated with a challenge to Silver Wheaton’s tax filings, changes to tax legislation and administrative policies, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form and the additional risks identified under “Risks and Uncertainties” in Management’s Discussion and Analysis for the period ended June 30, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F and Form 6-K filed August 11, 2015 on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in resolving the Proposal or challenging any reassessment by CRA, that Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations, that Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Silver Wheaton will not change its operations as a result of any reassessment, that Silver Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any reassessment, expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax, penalties and interest by the CRA, that any foreign subsidiary income would be subject to the same tax calculations as Silver Wheaton’s Canadian income, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com